SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Internet Gold- Golden Lines Ltd.

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(Name of Issuer)

Ordinary Shares, par value NIS 1.0 per share**

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(Title of Class of Securities)

M56595 149
________________________________________________________________________________
(CUSIP Number)

December 31, 2019

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**On August 16, 2019, the Issuer effected a reverse share split, whereby every 100 ordinary shares, par value NIS 0.01 per share, were converted into one ordinary share, par value NIS 1.0 per share. All numbers of ordinary shares reported in this Amendment No. 1 to Schedule 13G are reported on a post-reverse share split basis.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M56595 149	13G/A	Page 2 of 11 Pages

1.	Names of Reporting Persons Altshuler-Shaham Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,708 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,708 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of (i) 14,063 ordinary shares of the issuer (“ordinary shares”) held by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler-Shaham Ltd., and (ii) 7,645 ordinary shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., also a majority-owned subsidiary of Altshuler-Shaham Ltd. The provident and pension funds, and mutual funds, are managed by employees of the reporting person and its subsidiaries for the benefit of public investors and not for the economic benefit of the reporting person. The reporting person lacks authority with respect to the voting of all of such ordinary shares. See Item 4.

(2)	Based on 280,031 ordinary shares issued and outstanding, following the 100-for-1 reverse share split effected by the issuer, as described in the issuer’s press release issued on August 13, 2019, annexed as Exhibit 99.1 to the issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 14, 2019.

CUSIP No. M56595 149	13G/A	Page 3 of 11 Pages

1.	Names of Reporting Persons Altshuler Shaham Provident & Pension Funds Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 14,063 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,063 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,063 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists solely of ordinary shares held by provident and pension funds managed by the reporting person, which is a majority-owned subsidiary of Altshuler-Shaham Ltd. The provident and pension funds are managed by employees of the reporting person and Altshuler-Shaham Ltd. for the benefit of public investors and not for the economic benefit of the reporting person. The reporting person possesses sole authority with respect to the voting of all of such ordinary shares, but shares authority with Altshuler-Shaham Ltd. concerning the disposition of such ordinary shares. See Item 4.

(2)	Based on 280,031 ordinary shares issued and outstanding, following the 100-for-1 reverse share split effected by the issuer, as described in the issuer’s press release issued on August 13, 2019, annexed as Exhibit 99.1 to the issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 14, 2019.

CUSIP No. M56595 149	13G/A	Page 4 of 11 Pages

1.	Names of Reporting Persons Altshuler Shaham Mutual Funds Management Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 7,645 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,645 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,645 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists solely of ordinary shares held by mutual funds managed by the reporting person, which is a majority-held subsidiary of Altshuler-Shaham Ltd. The mutual funds are managed by employees of the reporting person and Altshuler-Shaham Ltd. for the benefit of public investors and not for the economic benefit of the reporting person. The reporting person possesses sole authority with respect to the voting of all of such ordinary shares, but shares authority with Altshuler-Shaham Ltd. concerning the disposition of such ordinary shares. See Item 4.

(2)	Based on 280,031 ordinary shares issued and outstanding, following the 100-for-1 reverse share split effected by the issuer, as described in the issuer’s press release issued on August 13, 2019, annexed as Exhibit 99.1 to the issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 14, 2019.

CUSIP No. M56595 149	13G/A	Page 5 of 11 Pages

1.	Names of Reporting Persons Gilad Altshuler
2.	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,708 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,708 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 14,063 ordinary shares of the issuer held by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler-Shaham Ltd., and (ii) 7,645 ordinary shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., also a majority-owned subsidiary of Altshuler-Shaham Ltd. The reporting person may be deemed to possess shared investment authority with respect to all of the foregoing ordinary shares due to his indirect 44.5% interest in Altshuler-Shaham Ltd., as well as his serving in various investment management capacities for Altshuler-Shaham Ltd. and its subsidiaries. The foregoing provident and pension funds, and mutual funds, are managed for the benefit of public investors and not for the economic benefit of the reporting person. The reporting person lacks authority with respect to the voting of all of such ordinary shares. See Item 4.

(2)	Based on 280,031 ordinary shares issued and outstanding, following the 100-for-1 reverse share split effected by the issuer, as described in the issuer’s press release issued on August 13, 2019, annexed as Exhibit 99.1 to the issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 14, 2019.

CUSIP No. M56595 149	13G/A	Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Internet Gold- Golden Lines Ltd. (the “Issuer”).

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Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

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Item 2(a).	Name of Person Filing:

The following entities and individuals, listed in (i)-(v) below, who are filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G that was originally filed on June 25, 2018 (the “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Altshuler-Shaham Ltd. (“Altshuler-Shaham”)
(ii)	Altshuler Shaham Provident & Pension Funds Ltd. (“Altshuler Shaham Provident Funds”)
(iii)	Altshuler Shaham Mutual Funds Management Ltd. (“Altshuler Shaham Mutual Funds”)
(iv)	Gilad Altshuler

Altshuler-Shaham is owned by several persons/entities, including, among others, (x) Gilad Altshuler Holdings Ltd. (44.5% equity interest), which is wholly-owned by Gilad Altshuler, and (y) Kalman Shaham Holdings Ltd. (44.5% equity interest), which itself is wholly-owned by Kalman Shaham.

Altshuler Shaham Provident Funds is a majority-held subsidiary of Altshuler-Shaham. 46.31% of Altshuler Shaham Provident Funds is held directly by Altshuler Shaham, while the remaining 53.69% is held, respectively, by Perfect (Y.N.E) Capital Markets Ltd. (28.69%) (of which 49.67% is held by Altshuler-Shaham and 50.33% is held indirectly by another individual) and by the public (25%).

Altshuler Shaham Mutual Funds is a majority-held (80%) subsidiary of Altshuler-Shaham.

Besides his indirect 44.5% equity interest in Altshuler-Shaham., Mr. Altshuler also serves as an investment manager for pension funds managed by Altshuler Shaham Provident Funds, and as chief executive officer, an investment manager and a member of the investment committee of Altshuler Shaham Mutual Funds.

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Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Altshuler-Shaham— 19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel
(ii)	Altshuler Shaham Provident Funds—19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel
(iii)	Altshuler Shaham Mutual Funds—19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel
(iv)	Gilad Altshuler— c/o Altshuler-Shaham, 19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel

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Item 2(c).	Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Altshuler-Shaham— Israel
(ii)	Altshuler Shaham Provident Funds—Israel
(iii)	Altshuler Shaham Mutual Funds—Israel
(iv)	Gilad Altshuler— Israel

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CUSIP No. M56595 149	13G/A	Page 7 of 11 Pages

Item 2(d).	Title of Class of Securities:

This Statement relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 1.0 per share (“Ordinary Shares”), of the Issuer.

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Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is M56595 149.

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Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Altshuler-Shaham

(a)	Amount beneficially owned: 21,708 Ordinary Shares (1)
(b)	Percent of class*: 7.8%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 21,708 (1)

CUSIP No. M56595 149	13G/A	Page 8 of 11 Pages

II.	Altshuler Shaham Provident Funds

(a)	Amount beneficially owned: 14,063 Ordinary Shares (2)
(b)	Percent of class*: 5.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 14,063 (2)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 14,063 (2)

III.	Altshuler Shaham Mutual Funds

(a)	Amount beneficially owned: 7,645 Ordinary Shares (3)
(b)	Percent of class*: 2.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 7,645 (3)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 7,645 (3)

IV.	Gilad Altshuler

(a)	Amount beneficially owned: 21,708 Ordinary Shares (4)
(b)	Percent of class*: 7.8%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 21,708 (4)

* All percentage ownerships reflected in this Amendment are based on 280,031 Ordinary Shares issued and outstanding, following the 100-for-1 reverse share split effected by the Issuer, as described in the Issuer’s press release issued on August 13, 2019, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on August 14, 2019.

(1) Consists of (i) 14,063 Ordinary Shares held by provident and pension funds managed by Altshuler Shaham Provident Funds and (ii) 7,645 Ordinary Shares held by mutual funds managed by Altshuler Shaham Mutual Funds. The provident and pension funds, and mutual funds, are managed by employees of Altshuler Shaham and its subsidiaries for the benefit of public investors and not for the economic benefit of Altshuler Shaham and its subsidiaries. Altshuler Shaham lacks authority with respect to the voting of all of such Ordinary Shares.

(2) Consists solely of the 14,063 Ordinary Shares held by provident and pension funds managed by Altshuler Shaham Provident Funds. The provident and pension funds are managed by employees of Altshuler Shaham Provident Funds and Altshuler-Shaham for the benefit of public investors and not for the economic benefit of Altshuler Shaham Provident Funds. Altshuler Shaham Provident Funds possesses sole authority with respect to the voting of all of such Ordinary Shares, but shares authority with Altshuler-Shaham concerning the disposition of such Ordinary Shares.

(3) Consists solely of the 7,645 Ordinary Shares held by mutual funds managed by Altshuler Shaham Mutual Funds. The mutual funds are managed by employees of Altshuler Shaham Mutual Funds and Altshuler-Shaham for the benefit of public investors and not for the economic benefit of Altshuler Shaham Mutual Funds. Altshuler Shaham Mutual Funds possesses sole authority with respect to the voting of all of such Ordinary Shares, but shares authority with Altshuler-Shaham concerning the disposition of such Ordinary Shares.

(4) Consists of (i) 14,063 Ordinary Shares held by provident and pension funds managed by Altshuler Shaham Provident Funds and (ii) 7,645 Ordinary Shares held by mutual funds managed by Altshuler Shaham Mutual Funds. Mr. Gilad Altshuler holds an indirect 44.5% interest in Altshuler-Shaham, and serves in various investment management capacities for Altshuler-Shaham and its subsidiaries, and, in such capacities, may be deemed to share dispositive power (but lacks voting power) with respect to those Ordinary Shares.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the Ordinary Shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

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CUSIP No. M56595 149	13G/A	Page 9 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

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Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Various public investors have the right to receive dividends from, and proceeds from the sale of, the (i) 14,063 Ordinary Shares held by provident and pension funds managed by Altshuler Shaham Provident Funds and (ii) 7,645 Ordinary Shares held by mutual funds managed by Altshuler Shaham Mutual Funds.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

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Item 8.	Identification and Classification of Members of the Group.

Not applicable.

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Item 9.	Notice of Dissolution of Group.

Not applicable.

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Item 10.	Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. M56595 149	13G/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTSHULER SHAHAM LTD.

By:	/s/ Ran Shaham
Name:	Ran Shaham
Title:	Co-Chief Executive Officer

Altshuler Shaham Provident & PENSION Funds LTD.

By:	/s/ Kalman Shaham
Name:	Kalman Shaham
Title:	Equity Holder

By:	/s/ Yair Lowenstein
Name:	Yair Lowenstein
Title:	Chief Executive Officer and Equity Holder

Altshuler Shaham Mutual Funds Management Ltd.

By:	/s/ Kalman Shaham
Name:	Kalman Shaham
Title:	Equity Holder

/s/ Gilad Altshuler
GILAD ALTSHULER

Dated: February 11, 2020

CUSIP No. M56595 149	13G/A	Page 11 of 11 Pages

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Statement)